UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch® Entertainment Group Inc. Reports Second Quarter Fiscal 2008 Results

Year to Date Revenues Increase From $31.6 Million to $38.0 Million, With Record Growth in Home Entertainment Division

TORONTO—(MARKET WIRE) – April 14, 2008 -- Peace Arch Entertainment Group Inc. (AMEX: PAE - News) (Toronto: PAE - News) today announced operating results for its second quarter of fiscal 2008, ending February 29, 2008.  The Company reported revenues of $20.8 million versus $20.3 million for the same period last year, with revenues for the six months ended February 29, 2008 up $6.4 million to $38.0 million compared to $31.6 million last year.

Peace Arch reported a net loss of $(936,000), or $(0.02) per diluted share for the three months ended February 29, 2008, compared to net earnings of $1.2 million, or $0.03 per diluted share for the same period last year. For the six months ended February 29, 2008, the net loss was $(2.1) million or $(0.05) per diluted share, as compared to net earnings of $863,000, or $0.02 per diluted share last year.  Included in last year’s Q2 result was a gain of $957,000 from the settlement of an outstanding dispute with a co-financier of a television series.  The loss during the quarter and year to date can be explained in part by a decrease in revenues in the motion picture segment primarily due to a delay in product delivery, and higher interest expense from increased production loans and loan arrangement fees paid for new loan facilities negotiated during the period.

“We are pleased to be back on track with a timely reporting of our second quarter results,” said Jeff Sagansky, Chief Executive Officer of Peace Arch Entertainment. “Our Home Entertainment and Television divisions continue to thrive, and with the expected delivery of major titles like “Winged Creatures” and “The Deal” during our third quarter, we believe our Motion Picture operation will soon contribute meaningful revenues and positive earnings.”

During the quarter, the Company delivered 4 films and 21 episodes of 4 television series, compared to the delivery of 16 episodes of television programming for the same period of the prior year.  The films delivered were “Time Bomb,” “Just Business,” “Shred 2,” and “Bitten”.  The Home Entertainment segment reported strong revenues and earnings in the quarter, driven by the continuing success of higher quality product such as “The Tudors” on DVD as compared to last year.

During the second quarter, the Company achieved several key milestones in support of its strategic growth initiatives:

•

The television segment delivered 21 episodes of programming compared to 16 episodes last year, including the first 4 episodes of Season II of the ten-hour dramatic television series The Tudors, compared to 5 episodes of Season I for the same period last year.

•

Feature film The Deal had its world premier at the prestigious Sundance Film Festival in Park City, Utah.

•

Acquired exclusive Canadian distribution rights to 32 films from First Look Studios, 5 of which are (An American Crime, Smiley Face, Day of the Dead, Finding Rin Tin Tin and The Amateurs), to be distributed through Theatrical  DVD, Video-on-Demand and Television, with the remaining 27 on Television.

•

The Tudors earned two Golden Globe award nominations – “Best Dramatic Television Series”, and “Best Actor in a Dramatic Series” for Jonathan Rhys Myers.

•

Completed the acquisition of the remaining 59.99% of the shares of Dufferin Gate Productions Inc.

•

Completed agreement with Canada’s largest independent music publisher, Ole, for worldwide music rights to several film and television properties.

•

Luna: Spirit of the Whale was nominated for Canadian Film and Television Production Associations’ prestigious “Indie Award.”

Subsequent to the second quarter ended February 29, 2008, the following significant transactions occurred:

•

The Last Hit Man received the Best Feature prize at the Canadian Film Fest, the only event of its kind dedicated to celebrating Canadian filmmakers.

As at February 29, 2008, Peace Arch’s total shares outstanding was 48,752,533 Common Shares (excluding 222,689 shares in escrow) and 4,347,825 Series I Preference Shares and 4,347,825 Series II Preference Shares.  The Company also has outstanding 801,000 Common Share purchase warrants.

We will hold an investor conference call on Wednesday April 16, 2008, at 11 am Eastern, to discuss the Company’s financial performance for the second quarter ending February 29, 2008.  Callers within the United States can access the conference call by calling (877) 407-9205; when prompted tell the operator you would like to connect to the “Peace Arch Entertainment conference call.' International callers can dial (201) 689-8054.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

Contact:

Roy Bodner

Vice President Public Relations

Peace Arch Entertainment

310-776-7200 or rbodner@peacearch.com

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheet Highlights

Unaudited – Prepared by Management

(In thousands of Canadian dollars)

	February 29 2008	August 31 2007

Assets	166,663	150,207

Liabilities	122,015	103,091
Shareholders’ Equity	44,648	47,116

Peace Arch Entertainment Group Inc.

Consolidated Statements of Loss

Unaudited – Prepared by Management

(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	February 29 2008	February 28 2007 Restated	February 29 2008	February 28 2007 Restated

Revenues
Motion Picture	1,196	6,245	3,346	10,705
Television	8,207	7,476	12,235	8,662
Home Entertainment	11,375	6,555	22,368	12,239
	20,778	20,276	37,949	31,606

Expenses
Amortization of investment in film and television programming, and other production costs	8,002	10,937	12,667	15,287
Home entertainment direct costs	7,561	4,247	15,564	8,496
Selling, general and administrative	4,624	2,443	8,642	4,214
Stock and warrant-based compensation costs	284	478	531	597
Other amortization	357	199	710	323

	20,828	18,304	38,114	28,917

(Loss) earnings before the undernoted	(50)	1,972	(165)	2,689

Interest income	296	407	738	667
Interest expense	(1,229)	(1,231)	(2,898)	(2,053)
Foreign exchange gain (loss)	202	(348)	558	(665)
Legal settlement	-	957	-	957
Loss on settlement of obligations	-	-	-	(13)

(Loss) earnings before income taxes	(781)	1,757	(1,767)	1,582

Income tax expense	(155)	(521)	(294)	(719)

(Loss) earnings for the period	(936)	1,236	(2,061)	863

Net (loss) earnings per common share
Basic Diluted	(0.02) (0.02)	0.04 0.03	(0.05) (0.05)	0.02 0.02

The accompanying notes are an integral part of these consolidated financial statements

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

Unaudited – Prepared by Management

(In thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	February 29 2008	February 28 2007 Restated	February 29 2008	February 28 2007 Restated

Deficit – beginning of period	(16,582)	(9,655)	(15,309)	(9,182)

Adjustment for implementation of new accounting standards	-	-	(67)	-
Preference share dividends	(105)	(104)	(186)	(204)
Net (loss) earnings for the period	(936)	1,236	(2,061)	863

Deficit – end of period	(17,623)	(8,523)	(17,623)	(8,523)

Consolidated Statements of Comprehensive (loss) Income

Unaudited – Prepared by Management

(In thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	February 29 2008	February 28 2007 Restated	February 29 2008	February 28 2007 Restated

Net (loss) earnings for the period	(936)	1,236	(2,061)	863
Other comprehensive loss

Unrealized foreign currency translation losses on net assets of self-sustaining foreign operations	(304)	-	(1,582)	-

Comprehensive (loss) income for the period	(1,240)	1,236	(3,643)	863

The accompanying notes are an integral part of these consolidated financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 15, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.